Exhibit 16.1

Certified Public Accountants and Consultants

1099 Eighteenth Street - Suite 2300 Denver, Colorado 80202 Telephone: (303) 296-2229 Facsimile: (303) 296-3731 www.causeycpas.com

January 13, 2022

Securities and Exchange Commission

100 F Street

Washington, DC 20549

To Whom it May Concern:

On January 10, 2022, we were dismissed as the independent registered public accounting firm for Spyr, Inc. (the “Company”).

We have read the Company’s disclosure set forth in Item 4.01 “Changes in Registrant’s Certifying Accountant” of the Company’s Current Report on Form 8-K, and are in agreement with the disclosures in the Current Report, insofar as they pertain to our firm. We have not been requested to, nor are we providing any representations related to the other disclosures included in this Form 8-K.

Sincerely,

/s/ Causey Demgen & Moore P.C.

Causey Demgen & Moore P.C.